UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 9)

Under the Securities Exchange Act of 1934

West Marine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

954235107
(CUSIP Number)

Randolph K. Repass
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 954235107	13D/A	Page 2

This Amendment No. 9 (this “Amendment”) amends the Schedule 13D filed by Randolph K. Repass on July 30, 2008, as subsequently amended through Amendment No. 8 (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share, of West Marine, Inc. as specifically set forth herein.

Item 4.    Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

After considering market and other factors and consulting with his financial and legal advisors, Mr. Repass provided definitive trading instructions to his advisors on March 1, 2013, to sell up to 20,000 shares held in trust for the benefit of his minor son and up to 20,000 shares held in trust for the benefit of his adult son, or 40,000 shares in the aggregate.  Between March 6 and March 8, the trusts sold an aggregate of 17,000 shares in open market transactions through Charles Schwab & Co., Inc., a registered broker dealer (“Charles Schwab”).  All sales were made in accordance with the volume, manner of sale and notice requirements of Rule 144, and the sales were all reported on Form 4 filings by Mr. Repass.

The trusts entered into a trading plan, dated March 12, 2013 (the “Trading Plan”), with Charles Schwab for the purpose of effecting sales of up to 23,000 shares of West Marine common stock in the aggregate, 11,500 to be sold on behalf of the trust for the benefit of his minor son and  11,500 shares to be sold on behalf of the trust for the benefit of his adult son, in each case a prices at or above $12.50 per share, all in compliance with Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  No sales under the Trading Plan will be made before March 28, 2013, and the Trading Plan will terminate on the earlier of all shares being sold in accordance with the Trading Plan or April 26, 203. Sales by the trusts will be made in accordance with the volume, manner of sale and notice requirements of Rule 144.  As of the date of this Amendment, no sales have been made under the Trading Plan.  Mr. Repass plans to sell the shares currently covered by the Trading Plan in the next open trading window, which is currently scheduled to follow the release of first quarter earnings by West Marine last this month.  Any sales will be made at a price no less than $10.75 per share.

After consulting with her financial advisor, on April 17, 2013, the spouse of Mr. Repass provided definitive trading instructions to prepare to sell up to 20,000 shares of West Marine common stock during the next open trading window at prices no less than $10.75 per share.

Mr. Repass reviews his beneficial holdings of West Marine stock, including those of the Repass-Rodgers Family Foundation, Inc. (the “Foundation”), on an ongoing basis and, depending on such review and on various factors, including, without limitation, the trading price of West Marine common stock, market conditions and general economic and industry conditions, Mr. Repass may in the future take such actions with respect to his holdings in West Marine as he deems appropriate.  Such actions include, without limitation, purchasing additional shares of West Marine common stock or selling more shares of West Marine common stock from time to time.  Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise.  While he currently has no definitive plans to sell additional shares other than as set forth above, for estate planning and diversification purposes, Mr. Repass may sell up to 200,000 shares of West Marine common stock each year, and the Foundation also will likely sell additional shares to fulfill its charitable purposes.  Other than as set forth herein, Mr. Repass has no current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through (j) of Schedule 13D.

Mr. Repass as Chairman of the West Marine board of directors may, from time to time, become aware of, initiate and/or be involved in discussions which relate to transactions or changes described in Items 4(a) through (j) of Schedule 13D.  Accordingly, Mr. Repass retains the right to modify his current plans and to formulate new or different plans or proposals that could give rise to such changes or transactions, subject to applicable laws and regulations.

CUSIP No. 954235107	13D/A	Page 3

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Date: April 18, 2013	By:	/s/ Randolph K. Repass
Randolph K. Repass